

Mail Stop 7010

November 29, 2007

Thomas Cauchois, Chairman
Comanche Clean Energy Corporation
c/o Greenwich Administrative Services, LLC
One Dock Street
Stamford, CT 06902

Re: Comanche Clean Energy Corporation
       Amendment No. 1 to Registration Statement on Form F-1
       Filed November 1, 2007
       File No. 333-143914

Dear Mr. Cauchois:

    We have reviewed your filings and have the following comments.

<u>General</u>

1.   We have reviewed your response to comment 7 in our letter dated July 16, 2007. You indicate that you had no market risk sensitive instruments outstanding and therefore do not believe any disclosure in accordance with Item 11 of Form 20-F is warranted. It is unclear how you determined that you do not have any market risk sensitive instruments outstanding, given that Comanche is subject to foreign currency exchange rate risk and Simoes is subject to interest rate risk through its debt obligations as of December 31, 2006. As such, please revise to include quantitative and qualitative disclosures about market risk as required by Item 11 of Form 20-F.

2.   In addition, your response indicates that you did not have any contractual obligations as of December 31, 2006. Simoes financial statement disclosures indicate that that they had debt, leases and raw material purchase contracts as of December 31, 2006. Therefore, it is unclear how you determined you did not have any contractual obligations and thus a contractual obligations table was not required. Please advise or revise accordingly.

3.   We note your response to comment 10 in our letter dated July 16, 2007. We continue to be concerned that aspects of the transaction being registered, including without limitation, the number of shares underlying the convertible notes and warrants that you are registering for resale, resales by broker-dealers and greater than 10% shareholders, and the secured nature of the notes, suggest that the transaction amounts to an offering on behalf of the issuer. As the company is not eligible to make an offering at the market at

this time, you would need to revise the registration statement to fix a price at which all resales would be made and identify all selling stockholders as underwriters. Alternatively, we will not object if you register the resale of the shares that your prospectus discloses are currently outstanding, provided that they must sell at a fixed price until the shares are quoted on the OTC Bulletin Board, and any broker-dealers will sell all shares at a fixed price (notwithstanding quotation) and be identified as underwriters, as noted in a comments below. You may be able to register additional shares for resale at a later date after the selling stockholders have sold all of the shares covered by this registration statement.

4.   We note that you are registering 125% of the shares into which the notes and warrants are convertible to cover 'future adjustments' to the conversion and exercise prices. If you continue to include shares underlying the notes and warrants on the registration statement at this time, please clarify what the excess shares are intended to cover, since you state that there is a fixed conversion and exercise price for the notes and warrants, respectively. Please note that Rule 416 would cover shares are intended to account for stock splits, distributions and similar transactions, and that registration of excess shares for purposes contemplated by this rule is not necessary.

Prospectus Summary, page 2

Our Company, page 2

5.   We note your response to comment 10 in our letter dated July 16, 2007. Please include the names of the Simoes and Bahia plants in the diagram, since you use these terms throughout the prospectus.

Our History, page 3

6.   We note your response to comment 16 in our letter dated July 16, 2007. Please clarify in the April and July 2007 private placement paragraphs (the fifth and seventh paragraphs in this section) how many shares you are registering underlying each of the warrant and convertible notes transactions rather than providing aggregate amounts. Also reconcile the shares in these transactions to the amount being registered. It appears that the amount of shares underlying the convertible notes is not disclosed and the number of shares underlying the warrants adds up to 7,523,229, not 7,532,229.

7.   We note your response to comment 16 in our letter dated July 16, 2007. Please describe the material provisions of the convertible notes and warrants relating to the private placements in 2007. For example, you should discuss not only the conversion price of the notes, but the interest rate and maturity dates of the notes, financial covenants, events of default and the collateral that secures the notes, as well as the material terms of the registration rights.

Certain Disclosure Regarding Conversion of Notes and Exercise of Warrants, page 4

8.   We note your response to comment 3 in our letter dated July 16, 2007. Please include tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in ordinary shares) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding liquidated damages and redemption premiums. Please provide footnote disclosure of the terms of each such payment.

9.   Please quantify the value of the placement agent's warrants.

10.   Please provide tabular disclose of the maximum interest payments during the entire term of the convertible notes.

Capitalization, page 27

11.   Please update your capitalization table to present this information as of a date no earlier than sixty days prior to the date of your amended Form F-1. Refer to Item 3(B) of Form 20-F.

Selling Shareholders, page 28

12.   Please clarify whether the selling shareholders listed in the second paragraph are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Plan of Distribution, page 32

13.   We note your response to comment 30 in our letter dated July 16, 2007. Assuming that you register any shares for resale pursuant to Rule 415(a)(1)(i), you must nevertheless sell at a fixed price until your securities are quoted on the OTC Bulletin Board, since there is currently no public market for your ordinary shares. See Item 16 of Schedule A to the Securities Act of 1933. Please revise your prospectus cover page and Plan of Distribution section to provide that selling shareholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Any broker-dealers must sell at a fixed price

notwithstanding quotation. Please also disclose the method of determining the price of the securities offered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

14.   We have reviewed your response to comment 38 in our letter dated July 16, 2007. Your revised disclosure states that "the acquired assets of Canitar are immaterial so as not to require separate financial statements under US GAAP." This appears to indicate that you believe Canitar is a stand-alone business, which contradicts your response to prior comment 47 whereby you state that you do not believe Canitar constitutes a stand-alone business. Please advise or revise your disclosure accordingly.

15.   We have reviewed your response to comment 39 in our letter dated July 16, 2007. You currently disclose critical accounting policies under the Comanche Corporation heading on pages 68-69 as well as under the Simoes heading on pages 74-76. Please identify and disclose all of your critical accounting policies and estimates that are critical to all of the financial statements you provide in your filing, indicating where policies differ for the various entities, rather than presenting two sets of critical accounting policies.

Off-Balance Sheet Arrangements, page 71

16.   Please enhance your disclosure to provide context as to the anticipated biodiesel prices over the life of your sales contract with Petrobras.

Liquidity and Capital Resources, page 72

17.   Please discuss your payment obligations under the notes and your expected sources of funds to be used for this purpose. We note your disclosure on page 9 that you have the intention and a reasonable basis to believe you will make all payments on the notes when they become due and payable; however, you do not currently discuss the amount or timing of payments due under the notes.

Uses of Liquidity, page 72

18.   We note your disclosures regarding the allocations of the purchase price related to Canitar, Santa Anita, and Bahia. It is unclear how these amounts reconcile to the amounts you present within your pro forma balance sheet on page 80. Please advise or revise accordingly.

Unaudited Pro Forma Consolidated Financial Statements, page 79

19.   Please also present a pro forma statement of operations for the period ended June 30, 2007. See Rule 11-02(c)(2) of Regulation S-X.

20.   We have reviewed your response to comment 48 in our letter dated July 16, 2007. As previously requested, please provide us with your significance tests under Rule 3-05 of Regulation S-X for each period presented. If in any period, this acquisition of Bahia was significant in excess of the 20% level, Bahia's separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period. Please note that you should compare the most recent pre-acquisition audited annual statements of Bahia to Comanche's pre-acquisition consolidated statements as of the end of the most recently completed audited fiscal year. Thus, you would apply the total assets of $1.9 million for Comanche in the asset test. See Staff Training Manual, Topic 2.I.D.3.

21.   We have reviewed your responses to comments 49 and 54 in our letter dated July 16, 2007. It still appears that there are pro forma adjustments without a footnote explanation on your pro forma balance sheet and there are footnote explanations that do not have a corresponding letter on the face of the pro forma balance sheet and income statement. To the extent that multiple adjustments are included in one line item, please separately explain and quantify each transaction, financing and any other types of adjustments. Please revise accordingly. In addition, please ensure that each footnote explanation clearly discloses the underlying assumptions involved. We may have further comments based on your response.

Pro Forma Combined Balance Sheet, page 80

22.   Please breakout the shareholder's equity section into its separate components on the face of the pro forma balance sheet, so that readers can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Notes to Unaudited Pro Forma Combined Financial Statements, page 82

23.   Footnote 2 refers to your estimate of adjusted EBITDA contained in your pro forma statement of income; however, it does not appear that you actually present adjusted EBITDA within your pro forma statement of income. As such, please remove this footnote accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 86

24.   Please update the information in the table to the most recent practicable date.

25.   Since Alexandre and Jose Kume are affiliated with Castanhera Acquisition Company, LLC, please reflect the shares held by Castanhera as also being beneficially owned by Alexandre and Jose Kume.

26.   Please include a row in the table showing the number of shares beneficially held by officers and directors as a group.

Certain Relationships and Related Transactions, page 90

27.   We note your response to comment 62 in our letter dated July 16, 2007. Please describe the related party transactions relating to your founders and their affiliates and the acquisition of Comanche Corporation and Comanche Participacoes described under Our History on page 4. Also describe the transactions with Castanhera Acquisition Company, LLC and Ouro Verde Particpacoes S/A, since these entities are affiliated with some of your executive officers and directors.

Comanche Corporation Consolidated Financial Statements for the Period Ended June 30, 2007

General

28.   We have reviewed your response to comment 65 in our letter dated July 16, 2007. Please provide the disclosures required by paragraph 12 of FSP EITF 00-19-2.

29.   We have reviewed your response to comment 66 in our letter dated July 16, 2007. Please note that the disclosure requirements set forth in paragraphs 11-13 of SFAS 7 also apply to your financial statements for the period ended June 30, 2007. Alternatively, if you have determined that you should no longer be considered to be in the development stage for your most recent interim period, please revise your interim financial statements to indicate that in prior years, you were considered to have been in the development stage. See paragraph 13 of SFAS 7. Please revise accordingly.

Note 5 – Business Combination, page F-26

30.   Please tell us what consideration you gave to identifying, and filing consents from, the independent third party valuation experts who are valuing the assets acquired. Rule 436(b) of Regulation C requests that you either identify the valuation experts and include consents, or revise your disclosure to eliminate the reference to the independent third party valuation experts. Please advise or revise.

31.   Please disclose whether there are any contingent payments, options or commitments specified in the acquisition agreements and the accounting treatment that will be followed should any such contingency occur. If there are no such contingencies, please confirm. See paragraphs 51(f) and 53(c) of SFAS 141.

Note 10 – Property, Plant and Equipment, page F-27

32.   Please disclose the range of useful lives for each category of property, plant and equipment you have presented. See paragraph 13 of APB 22.

Note 23 – Subsequent Events, page F-33

33.   Please confirm whether or not you have recognized any amounts in your financial statements related to the estimated payments from your insurers regarding the explosion at your Canitar facility. If you have recognized any amounts, please tell us the accounting literature you relied on to support your accounting treatment. In addition, please disclose the existence of any potential or existing litigation as a result of the death of an employee and injuries sustained by two employees in the accident, if appropriate. See paragraphs 9-12 of SFAS 5.

Item 7. Recent Sales of Unregistered Securities, page II-1

34.   We note your response to comment 82 in our letter dated July 16, 2007. For each transaction in April 2007, state the nature of the assets and the aggregate amount of consideration received by the company.

Legal Opinion – Exhibit 5.1

35.   Please delete the language in paragraph 2 relating to entries being made in the register of members of the Company. Counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the shares.

       As appropriate, please amend your registration statement in response to these comments. Please direct questions regarding accounting comments to Jeffrey Gordon at (202) 551-3866 or in his absence, Lisa Haynes at (202) 551-3424. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        600 Madison Avenue, 14th floor
        New York, NY 10022